Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED

Court of Appeal upholds lower Court Decision that Meeting Requisition was Invalid

November 6, 2015

Central Fund of Canada Limited ("Central Fund") (Symbols: NYSE MKT - CEF, TORONTO - CEF.A and CEF.U) provides the following update concerning the application brought on June 23, 2015 in the Court of Queen’s Bench of Alberta (the "Court") by 1891868 Alberta Ltd. ("1891868"), a wholly-owned subsidiary of Sprott Asset Management LP, against Central Fund and its directors seeking certain relief under the Business Corporations Act (Alberta), including on the ground of oppression (the "Oppression Application").

As previously announced, Central Fund filed a Cross-Application in the Oppression Application challenging the validity of a requisition for a special meeting of Class A shareholders (the "Requisition") received from 1891868 on its own behalf and on behalf of five other shareholders, together owning approximately 5.4% of the Class A non-voting preference shares of Central Fund. On August 13, 2015, the Court ruled that the Requisition was invalid (the “Decision”). 1891868 filed an appeal of the Decision to the Court of Appeal of Alberta (the “Court of Appeal”).

As also previously announced, on September 23, 2015, a hearing was held before the Court to consider, amongst other things, the Oppression Application, including allegations that Central Fund's decision not to proceed with a meeting of Class A shareholders was oppressive. In an oral decision rendered September 24, 2015, the Court dismissed the Oppression Application and also dismissed a collateral application by 1891868 for interim relief. This decision of the Court has not been appealed and the period of time for filing an appeal has expired.

On October 13, 2015, the appeal of the Decision was heard by a three member panel of the Court of Appeal consisting of the Chief Justice of Alberta and two other Appeal Justices. In the Memorandum of Judgment released by the Court of Appeal on November 5, 2015, the appeal was dismissed and the Decision upheld, confirming the Requisition was invalid.

About Central Fund

Central Fund of Canada Limited (est.1961) is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At November 5, 2015, the Class A shares of Central Fund were backed 99.9% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878